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                                                                  EXHIBIT 12.1

                               NRG ENERGY, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In thousands)



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                                                                                      NINE MONTHS ENDED
                                         FOR THE YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                             ---------------------------------------------------------------------------
                                1992       1993      1994        1995       1996       1996       1997
                             ---------- --------  ---------- ----------  ---------- ---------  ---------
Income (loss) before Income
 taxes .....................   $(5,307)   $4,528   $ 32,010    $ 40,011   $ 14,323    $ 6,911   $ 3,274
Undistributed equity in
 operating earnings of
 unconsolidated affiliates .      (633)     (674)   (18,511)    (20,074)   (17,827)    (8,408)   (2,662)
Equity in gain from project
 termination settlements            --        --     (9,685)    (29,850)        --         --        --
Cash distributions from
 project termination
 settlements ...............        --        --      9,685      14,179     15,671     15,671        --
                             ---------- --------  ---------- ----------  ---------- ---------  ---------
                                (5,940)    3,654     13,498       4,266     12,167     14,174       612
Interest expense ...........     1,622     2,679      6,682       7,089     15,430     11,303    19,815
Interest capitalized .......        --        --         45         253        364        332        87
Amortization of debt
 issuance costs ............        44        41         42          41        149        122       304
Reasonable approximation of
 the interest factor of
 rental expense ............        33        50         59         265        247        167       236
                             ---------- --------  ---------- ----------  ---------- ---------  ---------
 Total fixed charges .......     1,699     2,770      6,828       7,648     16,190     11,924    20,442
Earnings ...................   $(4,241)   $6,424   $ 20,327    $ 11,914   $ 28,357    $26,098   $21,054
                             ========== ========  ========== ==========  ========== =========  =========
Ratio of earnings to fixed
 charges (B)(C).............   (A)          2.32       2.98        1.56       1.75       2.19      1.03

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(A)    Due primarily to the loss incurred in 1992, NRG was unable to fully cover fixed charges. Earnings did not cover fixed charges by $5,940.
(B) The 1995 ratio of earnings to fixed charges calculation includes the effect of an equity gain and cash distribution from a project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $9,913.
(C) The 1996 ratio of earnings to fixed charges calculations include the effect of a cash distribution from a 1995 project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $1,497 for the nine months ended September 30, 1996, and $3,504 for the year ended December 31, 1996.